FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of January 2007
                                02 January 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 'Sky+ breaks through 2m boxes' released on 02 January 2007


Press Release 2 January 2007


                      Sky+ breaks through 2 million boxes


British Sky Broadcasting (Sky) today announces that the total number of Sky+ boxes installed in customers' homes has broken through 2 million for the first time. The milestone was reached after the number of Sky+ boxes grew by more than 50% in 2006, putting Sky on track to pass its target of 25% Sky+ penetration well in advance of the original schedule of 2010.

Jeremy Darroch, Sky's Chief Financial Officer, said:

"Passing the milestone of 2 million Sky+ boxes keeps us on track to break through our target of 25% penetration well ahead of schedule. The rapid growth of Sky+ shows strong customer demand for additional services and gives us great confidence as our multi-product strategy moves forward this year."


                                  End
Enquiries:


Analysts/Investors:

Andrew Griffith                      Tel: 020 7705 3118

Robert Kingston                      Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com


Press:

Robert Fraser                        Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com


About BSkyB

British Sky Broadcasting (Sky) is the operator of the leading multichannel television platform in the UK and Ireland. Around 22 million viewers in 8.3 million households enjoy an unprecedented choice of movies, news, entertainment and sports channels and interactive services on Sky digital, the UK and Ireland's first and most popular digital television platform.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 02 January 2007                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary